William H. Thompson

Accounting Branch Chief	September 15, 2017

Office of Consumer Products

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	The Priceline Group Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 27, 2017 Form 8-K filed May 9, 2017 File No. 1-36691

Dear Mr. Thompson:

On behalf of The Priceline Group Inc. (the “Company” or “The Priceline Group”), I am responding to your letter addressed to Glenn D. Fogel, Chief Executive Officer of the Company, dated August 4, 2017, relating to the Company’s Form 10-K for the year ended December 31, 2016, filed on February 27, 2017 (the “10-K”) and the Company’s Form 8-K, filed on May 9, 2017 (the “8-K”).

For your convenience, I have included your comments in this response letter and keyed the Company’s responses accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1.              In your letter to us dated July 10, 2014, you discussed contacts with Sudan and Syria. You also told us that you had no specific plans to change the travel services that you made available with respect to those countries. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls.  Your Form 10-K does not include disclosure about contacts with Sudan or Syria.  Please provide us with information regarding any contacts with Sudan and Syria since the referenced letter.  Your response should describe any services you have provided, directly or indirectly, pertaining to Sudan and Syria, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response:

Background:

The Company is a world leader in online accommodation reservations. The Priceline Group is composed of six primary operating brands - Booking.com, priceline.com, KAYAK, agoda.com, Rentalcars.com and OpenTable, and several ancillary brands (for the purposes of this letter, herein sometimes referred to collectively as “The Priceline Group Companies” and individually as a “Priceline Group Company”).  The Priceline Group provides online travel services in over 200 countries and territories in Europe, North America, South America, the Asia-Pacific region, the Middle East and Africa.  The Company acquired OpenTable, Inc. (“OpenTable”) on July 24, 2014.

The Priceline Group Companies and their websites facilitate travel transactions to users across the globe.  As such, during the period from July 10, 2014 to June 30, 2017 (the “Response Period”), (i) certain Priceline Group Company websites accepted and facilitated travel and restaurant reservations from purported(1) residents of Sudan(2) and Syria and (ii) certain Priceline Group Companies have either offered and/or facilitated the sale of travel services to or in Sudan and Syria.  The facts and details concerning these contacts are specified below relating to flight, hotel, rental car and restaurant reservation services.

Booking.com also maintains certain intellectual property or domain name registrations in Sudan, principally to prevent their use by unauthorized third parties and to redirect to www.booking.com, and may also retain the services of local agents for that purpose.  The fees associated with these activities are minimal, amounting to less than $1,000 per year.

1.              FLIGHT RESERVATION SERVICES

During the Response Period, the Company’s contacts with Syria and Sudan were limited to (i) the facilitation by two Priceline Group Companies of the sale of airline tickets to purported residents of Syria or Sudan and (ii) one Priceline Group Company’s facilitation of the sale of two airline tickets involving legs or stops in Sudan for travel by purported residents of other countries(3).  The airline tickets were on third-country carriers that were also not code share partners of Syrian or Sudanese carriers.

a.              Airline Ticket Purchases by Purported Syrian Residents

Below is a breakdown of the number of airline tickets purchased by purported residents of Syria, the gross booking value(4) of those transactions and the net commission or revenue collected by certain Priceline Group

(1)  We refer to “purported” residents throughout this letter because, while customers may (i) select either Sudan or Syria from a “drop down” box on certain of our websites when providing credit card billing address information; or (ii) be connecting to our services via an IP address range associated with Sudan or Syria, none of our companies verify that the customer or user is indeed a resident or national of that country.  In the case of (ii), it is distinctly possible that the user or customer connecting to our services via an IP address range associated with Sudan or Syria could just as easily be a non-Sudanese or non-Syrian traveler or non-resident who happens to be in the country.

(2)  For the purposes of this letter, we understand Sudan to mean the Republic of the Sudan (which is designated as a state sponsor of terrorism) and not the Republic of South Sudan (“South Sudan”).  For the avoidance of doubt, the references to Sudan in this letter do not include transactions involving South Sudan and only include transactions or other contacts involving the Republic of the Sudan.

(3)  In April 2016, priceline.com sold two tickets with non-stop flights from Asmara, Eritrea to Dubai, UAE on Eritrean Air.  These tickets were subsequently changed by the airline in a routine schedule change. The airline updated the itinerary to include a stop in Port Sudan.  Priceline.com did not initiate and was not involved in this change. The gross booking value of these tickets was $2,459.12 and the total revenue was $57.25.

(4)  Gross bookings is an operating and statistical metric referring to the total dollar value, generally inclusive of all taxes and fees and net of cancellations, of the travel service(s) purchased by consumers.

Companies for those transactions, as compared to the total gross bookings and revenue for The Priceline Group, respectively:

AIRLINE TICKET PURCHASES BY PURPORTED RESIDENTS OF SYRIA	2014 (from July 10th)		2015	2016	2017 (through June 30th)
Airline ticket purchases by purported Syrian residents (the “Syrian Resident Airline Ticket Purchases”)	3		6	14	0
Total Gross Bookings for the Syrian Resident Airline Ticket Purchases*	$1,055		$2,619	$5,217	N/A
Revenue realized from the Syrian Resident Airline Ticket Purchases*	$19		$71	$103	N/A
Total Gross Bookings for The Priceline Group	$24.5 billion	(5)	$55.5 billion	$68.1 billion	$41.5 billion	(6)
Revenue for The Priceline Group	$4.7 billion	(7)	$9.2 billion	$10.7 billion	$5.4 billion	(8)

*All amounts denominated in foreign currencies were converted at exchange rates as of June 30, 2017.

b.              Airline Ticket Purchases by Purported Sudanese Residents

Below is a breakdown of the number of airline tickets purchased by purported residents of Sudan, the gross booking value of those transactions and the net commission or revenue collected by certain Priceline Group Companies from those transactions, as compared to the total gross bookings and revenue for The Priceline Group, respectively:

AIRLINE TICKET PURCHASES BY PURPORTED RESIDENTS OF SUDAN	2014 (from July 10th)		2015	2016	2017 (through June 30th)
Airline ticket purchases by purported Sudanese residents (the “Sudanese Resident Airline Ticket Purchases”)	7		10	8	1
Total Gross Bookings for the Sudanese Resident Airline Ticket Purchases*	$4,235		$6,860	$6,046	$447
Revenue realized from the Sudanese Resident Airline Ticket Purchases*	$105		$125	$152	$15
Total Gross Bookings for The Priceline Group	$24.5 billion	(9)	$55.5 billion	$68.1 billion	$41.5 billion	(10)
Revenue for The Priceline Group	$4.7 billion	(11)	$9.2 billion	$10.7 billion	$5.4 billion	(12)

*All amounts denominated in foreign currencies were converted at exchange rates as of June 30, 2017.

(5)  Figure presented is from July 1, 2014 through December 31, 2014.

(6)  Through June 30, 2017 (the date of our most recent publicly available figures).

(7)  Figure presented is from July 1, 2014 through December 31, 2014.

(8)  Through June 30, 2017 (the date of our most recent publicly available figures).

(9)  Figure presented is from July 1, 2014 through December 31, 2014.

(10)  Through June 30, 2017 (the date of our most recent publicly available figures).

(11)  Figure presented is from July 1, 2014 through December 31, 2014.

(12)  Through June 30, 2017 (the date of our most recent publicly available figures).

2.              HOTEL RESERVATIONS

During the Response Period, certain Priceline Group Companies facilitated hotel bookings in other countries by purported residents of Syria or Sudan.  During the Response Period, none of The Priceline Group Companies facilitated hotel bookings for hotels in Syria or Sudan or maintained relationships with any hotels in Syria or Sudan.

As described in Section 2b below, one of the non-U.S. Priceline Group Companies had entities or persons who identified themselves as Syrian or Sudanese sign-up as “affiliate partners,” although none of these relationships resulted in any bookings or transactions.

a.              Bookings by Purported Sudanese or Syrian Residents

The chart below provides an itemized summary of the number of bookings (net of cancellations) by year, the gross booking value of those transactions, and the net commission or revenue collected by certain Priceline Group Companies for those transactions, as compared to the total gross bookings and revenue for The Priceline Group, respectively:

	2014 (from July 10th)		2015	2016	2017 (through June 30th)
HOTEL BOOKINGS BY PURPORTED RESIDENTS OF SYRIA
Hotel bookings by purported Syrian residents (the “Syrian Resident Bookings”)	2,617		6,572	7,563	4,174
Total Gross Bookings for the Syrian Resident Bookings*	$763,586		$2,015,634	$2,099,230	$1,143,711
Revenue realized from the Syrian Resident Bookings*	$130,998		$344,870	$356,229	$189,245
HOTEL BOOKINGS BY PURPORTED RESIDENTS OF SUDAN
Hotel bookings by purported Sudanese residents (the “Sudanese Resident Bookings”)	2,795		7,049	9,977	6,211
Total Gross Bookings for the Sudanese Resident Bookings*	$1,186,033		$3,548,903	$4,197,396	$2,744,993
Revenue realized from the Sudanese Resident Bookings*	$196,694		$591,093	$697,341	$447,203
Total Gross Bookings for The Priceline Group	$24.5 billion	(13)	$55.5 billion	$68.1 billion	$41.5 billion	(14)
Revenue for The Priceline Group	$4.7 billion	(15)	$9.2 billion	$10.7 billion	$5.4 billion	(16)

*All amounts denominated in foreign currencies were converted at exchange rates as of June 30, 2017.

b.              Affiliate Partners

An affiliate partner is an unrelated third party that onward distributes an online travel agent’s travel offerings (such as those offered by certain of The Priceline Group Companies) for booking by the affiliate partner’s users.  In return for distributing an online travel agent’s travel offerings, the affiliate partner generally earns a commission on amounts earned by the online travel agent per successful booking that comes through the affiliate partner.

i.      Syria

During the Response Period, a non-U.S. subsidiary of The Priceline Group, Booking.com, had three (3) parties or persons purportedly located in Syria attempt to sign up as affiliate partners.  None of them were “live” on Booking.com, which also means that none of them resulted in any bookings or transactions during the Response Period.

(13)  Figure presented is from July 1, 2014 through December 31, 2014.

(14)  Through June 30, 2017 (the date of our most recent publicly available figures).

(15)  Figure presented is from July 1, 2014 through December 31, 2014.

(16)  Through June 30, 2017 (the date of our most recent publicly available figures).

ii.   Sudan

During the Response Period, Booking.com, had forty (40) parties or persons purportedly located in Sudan attempt to sign up as affiliate partners.  Only two (2) were “live,” but neither of the two affiliate partners (nor the other 38) resulted in any bookings or transactions during the Response Period.

3.              RENTAL CAR RESERVATIONS

During the Response Period, certain Priceline Group Companies facilitated rental car transactions in other countries by purported residents of Syria or Sudan.  Below is a breakdown of the number of rental car bookings (net of cancellations) by purported residents of Syria or Sudan by year, the gross booking value of those transactions and the net commission or revenue collected by certain Priceline Group Companies for those transactions, as compared to the total gross bookings and revenue for The Priceline Group, respectively:

	2014 (from July 10th)		2015	2016	2017 (through June 30th)
RENTAL CAR BOOKINGS BY PURPORTED RESIDENTS OF SYRIA
Rental car bookings by purported Syrian residents (the “Syrian Resident Rental Car Bookings”)	7		28	39	47
Total Gross Bookings for the Syrian Rental Car Resident Bookings*	$3,662		$7,682	$10,247	$11,107
Revenue realized from the Syrian Rental Car Resident Bookings*	$319		$769	$2,217	$2,930
RENTAL CAR BOOKINGS BY PURPORTED RESIDENTS OF SUDAN
Rental car bookings by purported Sudanese residents (the “Sudanese Resident Rental Car Bookings”)	50		118	166	91
Total Gross Bookings for the Sudanese Resident Rental Car Bookings*	$10,184		$26,119	$32,349	$29,196
Revenue realized from the Sudanese Resident Rental Car Bookings*	$2,699		$6,616	$8,667	$7,284
Total Gross Bookings for The Priceline Group	$24.5 billion	(17)	$55.5 billion	$68.1 billion	$41.5 billion	(18)
Revenue for The Priceline Group	$4.7 billion	(19)	$9.2 billion	$10.7 billion	$5.4 billion	(20)

*All amounts denominated in foreign currencies were converted at exchange rates as of June 30, 2017.

(17)  Figure presented is from July 1, 2014 through December 31, 2014.

(18)  Through June 30, 2017 (the date of our most recent publicly available figures).

(19)  Figure presented is from July 1, 2014 through December 31, 2014.

(20)  Through June 30, 2017 (the date of our most recent publicly available figures).

4.              KAYAK TRANSACTIONS:  RECEIPT OF REFERRAL FEES FROM ONLINE TRAVEL SERVICE PROVIDERS SELLING AIRLINE TICKETS INVOLVING SUDAN

KAYAK Software Corporation (“KAYAK”) is a travel search site that provides potential travelers with the ability to search and compare airline ticket, hotel room and rental car prices offered by multiple websites, not just websites that are maintained or operated by Priceline Group Companies.  Unlike certain other Priceline Group Companies, KAYAK is not an online travel agency and therefore has no gross bookings.  It is a referral and advertising site.  Users of the KAYAK search tool are able to enter a desired itinerary, and KAYAK returns search results from other websites, including websites other than Priceline Group Company websites.  KAYAK is compensated, in part, through “cost per click” or “cost per acquisition” arrangements with online travel agencies and travel service providers (e.g., airlines and hotels) that advertise their offerings to consumers on KAYAK.  “Cost per click” payments are triggered for each referral made by KAYAK to the online travel agent or travel service provider, even if they do not result in a travel service reservation or completed transaction (e.g., the purchase of an airline ticket).  “Cost per acquisition” payments are only earned by KAYAK if the consumer actually makes a travel service reservation and completes the transaction (e.g., the purchase of an airline ticket).  For any given travel service, depending on the arrangement it has with the travel service provider or online travel agency, KAYAK can be cumulatively compensated on a “cost per click” and “cost per acquisition” basis.  In addition, it is important to note that KAYAK searches can also yield results for travel service providers with which KAYAK does not have “cost per click” or “cost per acquisition” arrangements.

For example, in the case of airline tickets, unlike true commission payments, which are payable to online travel agencies only after an airline ticket is purchased and consumed (meaning that, for example, an online travel agency would not be entitled to commission for a purchased airline ticket that is later refunded), “cost per acquisition” payments to KAYAK are owed solely for the purchase of an airline ticket and generally remain payable even if that ticket is ultimately refunded.  In addition, while there can be exceptions, “cost per acquisition” payments for airline tickets are typically a flat fee per ticket, not based on the value of the purchased ticket.

With this as background, during the Response Period, KAYAK provided flight search services through cost per click or cost per acquisition arrangements that included Syria and Sudan as either an origin or destination of a searched flight itinerary.  None of these itineraries involved Sudanese or Syrian air carriers. All of the clicks were for itineraries on carriers from countries other than Sudan or Syria.  Except for one click to a rental car itinerary for pick-up in Sudan in July 2014 that accrued $0.46 in revenue, KAYAK did not have clicks or revenue from rental car or hotel searches involving Syria or Sudan during the Response Period.

Below is a breakdown of the number of flight-related clicks for Syria and Sudan by year and the click revenue collected for those transactions by KAYAK, as compared to the revenue for The Priceline Group:

	2014 (from July 10th)		2015	2016	2017 (through June 30th)
COST PER CLICK FLIGHT TRANSACTIONS INVOLVING SYRIA
Number of clicks for flight itineraries involving Syria (the “Syrian Click Transactions”)	54		28	391	358
Revenue realized from the Syrian Click Transactions*	$60		$16	$17	$17
COST PER CLICK FLIGHT TRANSACTIONS INVOLVING SUDAN
Number of clicks for flight itineraries involving Sudan (the “Sudanese Click Transactions”)	11,898		25,440	35,268	21,547
Revenue realized from the Sudanese Click Transactions*	$10,603		$28,161	$40,029	$25,347
Revenue for The Priceline Group	$4.7 billion	(21)	$9.2 billion	$10.7 billion	$5.4 billion	(22)

*All amounts denominated in foreign currencies were converted at exchange rates as of June 30, 2017.

5.              RESTAURANT RESERVATIONS

During the Response Period, OpenTable facilitated restaurant reservation services in third countries by purported residents of Syria or Sudan.  OpenTable did not facilitate reservations at restaurants in Syria or Sudan during the Response Period.  In connection with a restaurant reservation, OpenTable typically collects a flat fee per seated diner and does not have gross bookings.  Below is a breakdown of the number of restaurant reservations by purported residents of Syria or Sudan by year and the net commission or revenue collected for those reservations, as compared to the revenue for The Priceline Group:

(21)  Figure presented is from July 1, 2014 through December 31, 2014

(22)  Through June 30, 2017 (the date of our most recent publicly available figures).

	2014 (from July 10th)		2015	2016	2017 (through June 30th)
RESTAURANT BOOKINGS BY PURPORTED RESIDENTS OF SYRIA
Restaurant bookings by purported Syrian residents (the “Syrian Resident Restaurant Bookings”)	1		6	5	0
Revenue realized from the Syrian Resident Restaurant Bookings	$2		$23	$6	0
RESTAURANT BOOKINGS BY PURPORTED RESIDENTS OF SUDAN
Restaurant bookings by purported Sudanese residents (the “Sudanese Resident Restaurant Bookings”)	11		15	16	9
Revenue realized from the Sudanese Resident Restaurant Bookings	$4		$25	$19	$10
Revenue for The Priceline Group	$4.7 billion	(23)	$9.2 billion	$10.7 billion	$5.4 billion	(24)

*All amounts denominated in foreign currencies were converted at exchange rates as of June 30, 2017.

6.              FUTURE ANTICIPATED CONTACTS WITH SUDAN & SYRIA

In accordance with the General License issued by the U.S. Treasury Department’s Office of Foreign Assets Control on January 17, 2017, it is anticipated that Booking.com will begin sourcing hotel supply in Sudan.  The extent of contracting with Sudanese hotels and accommodations has not yet been determined, but, as of the date of this letter, the contracting of hotels in Sudan is expected to be limited (approximately 50 hotels or less) but could expand if business results warrant expansion.

2.              Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

(23)  Figure presented is from July 1, 2014 through December 31, 2014

(24)  Through June 30, 2017 (the date of our most recent publicly available figures).

Response:

The aggregate sum of gross bookings and revenues derived from the bookings described above by purported residents of Syria or otherwise involving Syria during the Response Period was approximately $6.1 million and $1.0 million, respectively; and by purported residents of Sudan or otherwise involving Sudan during the Response Period was approximately $11.8 million and $2.1 million, respectively.  The total gross bookings and revenues derived from these combined activities during the Response Period was approximately $17.8 million and $3.1 million, respectively.

In sum, the aggregate gross bookings and revenues during the Response Period derived from travel services involving Sudan and Syria when compared to total consolidated Priceline Group gross bookings during the Response Period until June 30, 2017 of $189.6 billion and revenue of $30 billion are not quantitatively material to The Priceline Group.  As a percentage of total Priceline Group Gross Bookings and total Priceline Group Revenue during the Response Period, the activities described above represent approximately 0.0094% and 0.0103%, respectively.

The Priceline Group remains aware of the U.S. export and re-export controls and economic sanctions in effect against Sudan and Syria and notes that the facilitation of travel by residents of Sudan or Syria is not prohibited or restricted under U.S. laws and regulations.  In addition, the fact that hotel travel services are available through Priceline Group Company websites to persons who give billing addresses located in Sudan or Syria is publicly visible on the websites, and The Priceline Group is not aware of any indication that the availability of such hotel travel services through its websites has affected investor sentiment or the Company’s reputation or share value.  Accordingly, The Priceline Group does not believe that these qualitative factors affect the quantitative materiality analysis provided above or would be material to an investor in making an investment decision.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

3.              Throughout your discussion we note you frequently list multiple factors as contributing to changes in your results.  For example on pages 43 and 45 you disclose:

“Advertising and other revenues increased by 16.3% for the year ended December 31, 2016, compared to the year ended December 31, 2015, primarily due to growth in our KAYAK business, reservation fees at OpenTable, advertising revenue at priceline.com and subscription revenue at OpenTable.”

“General and administrative expenses increased during the year ended December 31, 2016, compared to the year ended December 31, 2015, due primarily to higher occupancy and office expenses related to the expansion of our international businesses, higher fees for outside professionals and higher personnel-related expenses related to increased headcount in our businesses…”

In future filings, when you list multiple factors that contributed to changes in an income statement line item please quantify material factors you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, it will assess the quantitative and qualitative material information in its MD&A and quantify factors that contribute to a change in the Company’s results of operations when material and necessary to an understanding of the Company’s business as a whole.  The Company advises the Staff that it will follow Instruction 4 to Item 303(a) of Regulation S-K, which provides that “[w]here the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant’s business as a whole” when determining whether to quantify factors that contribute to a change in the Company’s results of operations.  In addition, the Company will continue to provide qualitative information in its MD&A about its business, including information about other, less significant factors that contribute to changes in the Company’s results of operations without quantifying those other factors.

Consolidated Statements of Operations, page 71

4.              Please tell us how your presentation of gross profit on the face of the statement of operations complies with the guidance in ASC 225-10-S99-8, Rule 5-03 of Regulation S-X and Item 10(e) (1)(ii)(C) of Regulation S-K.  In this regard, your gross profit measure appears to present a figure for income before depreciation and amortization.  If so, please revise to either: (a) include an appropriate allocation of depreciation and amortization to costs applicable to revenue or (b) remove the gross margin subtotal and relabel the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation.  Further, we note you also disclose gross profit and gross margin excluding depreciation and amortization within Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please identify the measure as a non-GAAP financial measure and provide the disclosures required by Item 10(e) of Regulation S-K. Please also refer to our comment below regarding inclusion of gross profit in your earnings release on Form 8-K and Selected Quarterly Financial Data (Unaudited).

Response:

The Company believes that its depreciation and amortization are not costs of revenues.  Therefore, the Company believes that its gross profit does not represent a non-GAAP financial measure as these expenses are more properly presented as operating expenses.  Below, the Company has provided additional background and has described the different elements of depreciation and amortization and why the Company believes it is appropriate that they are not included in its cost of revenues.

As background, the Company earns the vast majority of its revenue when consumers make travel reservations of hotel rooms, rental cars and airline tickets with travel service providers through the Company’s websites.  Generally speaking, the travel service providers (as well as restaurants and advertising partners) are the Company’s customers and the source of its revenues.  Travel reservations can be booked on the Company’s websites through “merchant model” transactions where the Company typically collects payment from the consumer and remits the payment to the travel service provider or “agency model” transactions where the Company does not collect a payment from the consumer but rather receives a commission from the travel service provider.  Under the “merchant model”, the Company’s priceline.com subsidiary offers Name Your Own Price® (“NYOP”) travel reservation services where the Company acts as a principal and transacts directly with the consumer on the one hand and the travel service provider on the other.  As discussed with the Staff in connection with the Staff’s 2004 comment letter to the Company and as explained in the 10-K and the Company’s other periodic reports, revenue from NYOP reservations is presented on the statement of operations on a gross basis with a related cost of revenue for the amount remitted to the travel service provider.  The Company’s cost of revenues consists principally of the cost paid to travel service providers for priceline.com’s NYOP travel reservation services, net of applicable taxes and charges.  For all other merchant model transactions, as well as agency model transactions, the Company presents revenue on a net basis in the statement of operations.

As a simple example, suppose that a consumer makes a hotel room reservation on one of the Company’s websites for $100 and that the Company’s margin or commission (including any other fees or costs) is 20%, regardless of whether the reservation is a NYOP merchant model transaction, a non-NYOP merchant model transaction or an agency model transaction.  The accounting treatment would be as follows:

	NYOP	Non-NYOP Merchant	Agency
Revenues	$100	$20	$20
Cost of revenues	$80	$0	$0
Gross profit	$20	$20	$20

The amount recorded in gross profit is the same in each of the above example transactions.

The Company notes that it has been presenting its revenues, cost of revenues and gross profit in this manner since its initial public offering in 1999 and, as explained in its periodic reports, believes that gross profit as reported by the Company is a particularly important measure for evaluating the Company’s business because it is not affected by the different methods of recording revenue and cost of revenues between the Company’s NYOP services and its other services.  The Company also believes that investors compare its gross profit to the net revenues of other companies in the same industry (who report solely on a net basis) because of the particular accounting treatment of the Company’s NYOP services.

The Company’s depreciation and amortization consist of (1) amortization of intangible assets with determinable lives acquired from business combinations; (2) depreciation of computer equipment; (3) depreciation of development costs associated with websites and internal-use software; and (4) depreciation of leasehold improvements, furniture and fixtures and office equipment.  The nature of the most significant components of depreciation and amortization are described below.

The Company’s intangible assets related to acquired trade names and internet domain names represent brands that have consumer recognition built through advertising investments.  Intangible assets related to supply agreements represent the value of customer relationships acquired through previous business combinations (namely, relationships with travel service providers, customers that advertise on KAYAK’s travel meta-search websites and restaurants listed on OpenTable’s websites).  Intangible assets related to distribution agreements represent the value of distribution relationships acquired through previous business combinations with affiliate partners that utilize the Company’s customer relationships to generate reservation transactions on the partners’ websites.

The Company designs its websites focused on factors, such as speed, reliability, ease of use and functionality, to maximize the consumer’s experience.  The Company believes that depreciation of computer equipment, website development and internal-use software costs are incurred to create a unique, branded consumer experience that is not dependent upon the consumer making a reservation and the Company earning revenue.

Based on the use of these assets and the underlying elements of its depreciation and amortization, the Company does not believe they represent cost of revenues, and therefore, the Company believes that its presentation of cost of revenues and gross profit is in accordance with GAAP.

Additionally, the Company notes that upon adoption of the new revenue standard (ASU 2014-09, Revenue from Contracts with Customers), on January 1, 2018, NYOP transactions will be presented on a net basis because the Company does not control the underlying service provided by the travel service provider prior to its transfer to the consumer.  Therefore, after adopting ASC 606, NYOP cost of revenues will be presented net within revenues.  For periods after adoption (based on the Company’s use of the modified retrospective method), the Company will no longer present cost of revenues or gross profit in the Statement of Operations or Management’s Discussion and Analysis of Financial Conditions and Results of Operations.  This change will make the Company’s reported revenue presentation more comparable to other companies in the online travel industry that already report their revenues exclusively on a net basis.

Note 5. Fair Value Measurements

Embedded Derivative, page 91

5.              We note your investment of $25 million in the Ctrip convertible note on September 12, 2016 included a put option that you accounted for as an embedded derivative.  Please explain whether the put option associated with your $500 million investment in the Ctrip convertible note on December 11, 2015 was also accounted for as an embedded derivative.  If not, please explain the basis for your accounting including the guidance you relied on.

Response:

In Footnote 4, the Company refers to put options for its December 2015 and September 2016 investments in Ctrip convertible debt securities.  Under the put options, the Company has a right, at its option, to require Ctrip to repurchase on a specified date the convertible debt security for cash at a price that is equal to 100% of the principal plus accrued but unpaid interest.  The Company determined that the economic characteristics and risks of these put options are clearly and closely related to the host contract in accordance with ASC 815-15-25-1(a).  Therefore, no further analysis of these put options was required.

Both investments also contain conversion options.  The conversion option for the December 2015 investment does not contain an embedded derivative that must be bifurcated from its host contract for measurement purposes.  However, as noted in Footnotes 4 and 5, the conversion option for the September 2016 investment did contain an embedded derivative.

For a conversion option to be accounted for separately from its host contract, it must meet the definition of a derivative instrument as defined in ASC 815-10-15-83, as if it were a freestanding instrument.  In analyzing ASC 815-10-15-83 (c), neither of these investments can be net settled based on the terms of the contract, but the Company had to assess whether the shares received upon conversion could be readily net settled by a means outside of the contract.  The Company considered the implementation guidance in ASC 815-10-55-101 through 110 and then drew parallels from the examples in the codification to its specific facts and circumstances.  Based on the Company’s evaluation of the average trading volumes of the underlying stock, the Company concluded that the minimum conversion of $10 million related to the investment in the $25 million convertible debt security could be readily converted to cash.  Trading volumes have been monitored each period to determine if that conversion option continues to be net settleable (e.g. the impact on the average daily trading volume was approximately 3% and 4% at December 31, 2016 and June 30, 2017, respectively).  However, the minimum conversion of $100 million related to the investment in the $500 million convertible debt security cannot be readily converted into cash because of the significance compared to the average daily trading volume of the underlying stock.  Trading volumes have been monitored each period to determine if that conversion option continues to not be net settleable (e.g. the impact on the average daily trading volume exceeded 30% at December 31, 2016 and June 30, 2017).  Therefore, because of the differences in the terms of conversion and therefore, the ability of the Company to net settle any future conversion, the accounting between the different tranches of investments in Ctrip convertible debt securities resulted in different accounting conclusions.

Note 14. Commitments and Contingencies

French and Italian Tax Matters, page 106

6.              We note in December 2015 the French tax authorities issued Booking.com assessments for approximately 356 million Euros, asserting Booking.com has a permanent establishment in France and is seeking to recover what they claim are unpaid income taxes and value-added taxes.  Please provide us with an update on this matter and your consideration of the disclosure requirements of ASC 450.

Response:

a.              Update:

The French tax authorities issued the assessments referred to in Footnote 14 in December 2015. Booking.com objected to the assessments in February 2016, setting out the reasons for its objection.  In July 2017, the French tax authorities rejected Booking.com’s objection, informing Booking.com that their assertion that Booking.com had a permanent establishment in France remains unchanged, which the Company disclosed in Footnote 11 to its Unaudited Consolidated Financial Statements filed with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (the “10-Q”).

If the French tax authorities make a demand for payment, the Company may choose to pay the full amount of the assessments or provide a guarantee for the taxes only, although, as disclosed in Footnote 14 in the 10-K and in its subsequent periodic reports, any such payment or guarantee would not constitute an admission by the Company that it has a liability.

Booking.com is currently in the process of responding to the French tax authorities’ letter of July 2017 and arranging a meeting with the French tax authorities to further discuss the matter. The Company continues to believe that Booking.com has been, and continues to be, in compliance with French tax laws, and Booking.com intends to contest the assessments in court if it cannot resolve the matter with the French tax authorities.

The Company disclosed in the 10-Q that the French tax authorities have begun a similar audit of the tax years 2013 to 2015, which could result in additional assessments.

b.              Consideration of disclosure requirements:

The French tax authorities’ assessments of approximately 356 million Euros, the substantial majority of which represents penalties and interest, relate almost entirely to corporate income taxes and value-added taxes. The Company considered the accounting and disclosure requirements of ASC 740 and ASC 450 related to the potential corporate income tax and value-added tax liabilities, respectively.

i.                 Corporate Income Tax - ASC 740

The Company concluded that it is more likely than not that it will be able to sustain its position that Booking.com does not have a permanent establishment in France. Accordingly, since it has been concluded that it is more likely than not that its position will be sustained, the Company has recognized the full benefit associated with its position and has not recorded any amount as an uncertain tax position.

ii.             Value-added Taxes - ASC 450

Based on the provisions of ASC 450-20-25-2, a loss contingency related to the value-added taxes should be recognized only if (a) it is probable that a loss has been incurred and (b) the amount of loss can be reasonably estimated.  Since the Company believes that it is more likely than not that Booking.com does not have a permanent establishment in France, the Company does not have a probable loss regarding value-added taxes associated with a permanent establishment.  As a result, the Company has not recorded a loss contingency for the value-added taxes. Pursuant to ASC 450-20-50-4, the Company has disclosed the nature of the contingency and has provided a reader of the financial statements an estimate of a possible loss by disclosing the amount of the assessments.

Note 17. Selected Quarterly Financial Data (Unaudited)

7.              Please revise your presentation in future filings to ensure gross profit presented is determined pursuant to Item 302(a)(1) of Regulation S-K.

Response:

The Company believes that its gross profit measure is in accordance with Item 302(a)(1) of Regulation S-K as noted in its response to Comment 4.

Form 8-K filed May 9, 2017

8.              We note your presentation of gross profit.  As noted in our comment above, gross profit excluding depreciation and amortization is a non-GAAP financial measure. Please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response:

The Company refers the Staff to its response to Comment 4.

9.              We note your financial guidance for the 2nd Quarter of 2017 omits the most directly comparable GAAP measure for adjusted EBITDA. We also note you omit a quantitative reconciliation for non-GAAP net income per diluted share and adjusted EBITDA to the most directly comparable GAAP measures.  In your next earnings release, please follow the guidance in Item 10(e)(1)(i) of Regulation S-K. See also Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

The Company advises the Staff that, subsequent to receiving and in response to the Staff’s comment letter dated August 4, 2017, it provided a reconciliation of its third quarter 2017 financial guidance for non-GAAP net income and Adjusted EBITDA to GAAP net income and for non-GAAP net income per diluted share to GAAP net income per diluted share in its earnings release for the second quarter ended June 30, 2017.  The Company acknowledges the Staff’s comment and advises the Staff that in future earnings releases it will continue to provide, for its financial guidance, a similar quantitative reconciliation for non-GAAP net income per diluted share and adjusted EBITDA to the most directly comparable GAAP measures.  The reconciliation individually lists the adjustments the Company expects to make to GAAP net income to arrive at non-GAAP net income and adjusted EBITDA and provides the aggregate estimated amount of the adjustments.  The Company does not arrive at its non-GAAP net income and adjusted EBITDA guidance by separately forecasting a range for each of the reconciling items, and it does not provide line-item guidance for each of these items.  For the Staff’s reference, the following is an excerpt of the reconciliation for the third quarter 2017 financial guidance that the Company provided in its earnings release:

“The Group’s guidance for the 3rd quarter of 2017 is as follows:

	Guidance Ranges
(U.S. Dollars in millions, except per share amounts)	Low	High
Metrics
Year over year growth - Room nights booked	11%	16%
Year over year growth - Total gross travel bookings	11%	16%
Year over year growth - Total gross travel bookings (constant currency)	9%	14%

GAAP
Year over year growth - Gross profit	15.5%	20.5%
Year over year growth - Gross profit (constant currency)	12.5%	17.5%
Net income	$1,590	$1,670
Net income per diluted share(1)	$31.70	$33.40

Non-GAAP
Non-GAAP Net income	$1,625	$1,705
Non-GAAP Net income per diluted share(1)	$32.40	$34.10
Adjusted EBITDA	$2,030	$2,130

(1) Assumes a fully diluted share count of approximately 50.1 million shares.

Non-GAAP adjustments for amortization expense of intangible assets, non-cash interest expense related to the amortization of debt discount and the tax impact of these non-GAAP adjustments are expected to increase non-GAAP net income over GAAP net income by approximately $35 million in the 3rd quarter.

Adjusted EBITDA excludes depreciation and amortization expense, interest income, interest expense and income tax expense. These adjustments are estimated to increase adjusted EBITDA over GAAP net income by approximately $440 million - $460 million in the 3rd quarter.”

* * * * * *

Please call me at (203) 299-8398 should you or your staff have any questions or require further information.

Very truly yours,

/s/ Peter J. Millones
Peter J. Millones, Jr.
Executive Vice President, General Counsel and Corporate Secretary

cc:                               Pradip Bhaumik, Special Counsel

Scott Stringer, Staff Accountant

Donna Di Silvio, Staff Accountant